February 9, 2006

Mail Stop 3561

Via US Mail and Facsimile

Ms. Ivy M. Jernigan
Chief Financial Officer
900 West Main Street
Dothan, Alabama 36301

Re:	Movie Gallery, Inc.
	Form 10-K for the year ended January 2, 2005
	Forms 10-QSB for the periods ended October 2, 2005, July 3,
2005
and April 3, 2005
	Commission file #: 000-24548

Dear Ms. Jernigan:

We have reviewed your January 31, 2006 response letter and have the
following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.
* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended January 3, 2005

Note 1. Accounting Policies

- Reclassifications

1. We note from your response to our prior comment 4 that the reclassification in 2003 was due to outstanding checks that had been classified as a current liability that should have been offset against available cash. Please explain to us how the prepaid expense account was affected in the reclassification as it would seem that this account should have originally been charged when the liability was established and would not need to be reclassified.




- Leases and Leasehold Improvements

2. We note from your response to our prior comment 5 that you have provided us with net income before tax, depreciation expense adjustment and adjusted net income before tax amounts for each of the requested periods. Please explain to us the nature of the depreciation expense adjustments shown in your table for each period, as it is not clear how the amounts equal the cumulative $6.3 million adjustment or $2.9 million adjustment related to years prior to 2004.
We would expect that the depreciation expense adjustments for each period would represent the adjustment necessary to make that specific periods expense equal to what it would have been if the accounting had been done correctly from the inception of the lease. If the amounts included in your response represent the adjustment that applied to each specific period, please explain to us why the majority of the adjustment would have occurred in the fourth quarter of 2004, as shown in your table.

Form 10-Q for the period ended October 3, 2005

Note 2. Business Combinations

3. We note from your response to our prior comment 12 that the adjustments to goodwill are due to changes in accounts payable, accrued liabilities and deferred revenue. In future filings, in addition to expanding your disclosure to include the facts and circumstances resulting in the change in purchase price allocation, please list the dollar amount related to each reason for change.

Other

4. We note from your correspondence dated January 31, 2006 that you are requesting "confidential treatment" for your entire response to the staff`s comment letter dated December 21, 2005. Please note that we are unable to grant confidential treatment with respect to the Company`s entire response dated January 31, 2006. If you wish to request confidential treatment with respect to certain responses or information provided to the staff in connection with your response, a separate confidential treatment request must be filed for these materials in accordance with Rule 83.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Ms. Ivy M. Jernigan
Movie Gallery, Inc.
February 9, 2006
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